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2004 JUL -1 A 8:19

OFFICE OF INTERNATIONAL CORPORATE FINANCE

centrica

taking care of the essentials

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04035209

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To:	Office of International Corporation Finance, SEC	**Date:**	1 July, 2004
At:	001 202 942 96 24	**Ref:**	Stock Exchange Announcement
From:	Secretariat	**No. of pages** (incl. this one)	8

If you do not receive all the pages please contact (telephone: **01753 494008** or fax: **01753 494019**)

SUPPL

Please find following a Stock Exchange Announcement recently released.

PROCESSED

JUL 06 2004

THOMSON FINANCIAL

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Secretariat

Secretariat 1st Floor Millstream Maidenhead Road Windsor Berkshire SL4 5GD
Telephone: **01753 494000** Facsimile: **01753 494019**

centrica
taking care of the essentials

Centrica plc
Millstream
Maidenhead Road
Windsor
Berkshire SL4 5GD

Telephone 01753 494000
Facsimile 01753 494001
www.centrica.com

1 July, 2004.

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
40 Fifth Street, N.W.
Washington D.C. 20549
USA

Dear Sir / Madam

Centrica plc
Centrica agrees sale of the AA for £1.75 billion and proposes return of £1.5 billion to shareholders

The enclosed document is to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to the exemption from the Securities Exchange Act 1934 (the "Act") afforded by Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

For and on behalf of
Centrica plc

Centrica plc
Registered in England & Wales No 3033654
Registered Office
Millstream, Maidenhead Road
Windsor, Berkshire SL4 5GD

Centrica agrees sale of the AA for £1.75 billion and proposes return of £1.5 billion to shareholders

Increased investment in upstream assets will strengthen Centrica's competitive position as a leading provider of energy and related home services

Introduction

Centrica plc today announces it has agreed to sell the AA to a company formed by CVC Capital Partners Ltd and Permira Advisers Ltd (the purchaser) for a total consideration of £1.75 billion. The proceeds of the disposal, net of anticipated adjustments of approximately £120 million, will be used to fund a proposed special dividend of £1 billion as well as a planned rolling share repurchase programme of £500 million, which will be conducted over the 12 months following completion.

The company will also increase its planned investment in energy assets over the next five years to support its downstream activities. This increased investment reinforces Centrica's strategic focus as a leading provider of energy and related home services.

Highlights:

- The disposal price for the AA of £1.75 billion will result in an estimated net cash consideration, after adjustments, of approximately £1.63 billion, which represents an exit price earnings multiple of 23 times the AA's 2003 earnings. The tax impact of the transaction is expected to be minimal.

- The Board is proposing, subject to completing the sale of the AA, a special dividend of £1 billion, combined with a share consolidation, together with a further planned rolling share repurchase programme of £500 million.

- Reflecting its ongoing confidence in Centrica's performance, the Board has decided to increase its dividend pay-out ratio to 40 per cent in 2004 and to 50 per cent in 2005.

- Centrica will target further investment of around £2-3 billion in value-creating energy assets over the next five years. This is in addition to the £3.5 billion already earmarked, which includes £1.5 billion of existing maintenance capital expenditure.

- Centrica remains committed to retaining a single "A" credit rating, whilst improving balance sheet efficiency.

Roger Carr, Chairman of Centrica, commented: "The Board of Centrica is delighted to announce the disposal of the AA at such an attractive price, underlining the value that has been created for shareholders in the five years under our ownership.

"Reflecting this value creation and the strategic focus of the business, we are announcing a substantial return of capital to shareholders, and simultaneously enhancing the dividend policy."

Sir Roy Gardner, Chief Executive of Centrica, said: "Our investment in the AA has created significant value over the past five years and I'd like to thank the AA management team for their contribution to this success.

"The focus of our strategy will continue to be the unique relationship we have built with our customers and our plans for increased investment in energy assets will ensure that we maintain a competitive cost base from which to further strengthen that relationship. This will reinforce our position as a leading provider of energy and home related products and services and underpin our development as an international energy player.

"We are confident that this strategy, together with our commitment to returning surplus funds to shareholders, will continue to deliver value in a changing global energy market."

A briefing for analysts and institutional investors will be held today at 9.30am (UK time) at Cazenove, 20 Moorgate, London EC2R 6DA. A live audio webcast of the briefing will be available at www.centrica.com. Alternatively, interested parties can listen in to the live briefing via telephone by calling 0845 245 3471.

A recording will be available for one week by dialling 0845 245 5205 from the UK, +44 1452 550000 from overseas, or Freephone from the USA on 1866 247 4222 and in each case followed by the pin number 1595821#.

Contacts:

Investor Relations:	01753 494900
Centrica Media Relations:	01753 494085
Finsbury:	0207 251 3801

Further information

The disposal of the AA

The AA's excellent performance under Centrica's ownership (with operating profit growing from £6 million in the first year of Centrica's ownership to £93 million in 2003 and customer numbers growing from 9.5 million to a current level of over 15 million) has achieved an attractive price for an excellent business.

In the year ended 31 December 2003, the AA's recorded operating profits of £93 million were on a turnover of £797 million. Net assets at 31 December 2003 were £645 million.

The total consideration of £1.75 billion will be adjusted to take into account working capital and capital expenditure variations, pensions and private healthcare funding, and other adjustments resulting in anticipated net proceeds of approximately £1.63 billion. This represents an exit price earnings multiple of 23 times the AA's 2003 earnings, which compares favourably with that of the Centrica group as a whole of 13 times 2003 earnings.

The transaction has been agreed on a cash free, debt free basis, except for assets required for regulatory and solvency purposes.

Centrica acquired the AA in 1999 as a complement to the core aspects of nationwide service provision and commitment to customer excellence within British Gas. Following the acquisition, AA skills in customer service were successfully applied in British Gas' businesses and the AA benefited from British Gas expertise in mobile workforce deployment.

Under Centrica's ownership, cross selling has been a strong feature of the AA and its personal finance and insurance businesses have flourished during that time. This reinforces Centrica's confidence in the opportunity to cross sell within its brands and its ability to tailor bundled service offerings to segmented customer groups.

The decision by the Board to sell the AA recognises that, despite its strong growth in the UK under Centrica's ownership, the AA has limited opportunity for value-creating international expansion and would have continued to represent less than ten per cent of the Group's earnings over the next five years.

The purchaser has confirmed that it intends to run the AA as an independent company and that it will invest in and continue to develop the liveried roadside assistance business with a view to maintaining current service standards and customer satisfaction levels. The purchaser has also confirmed it will continue to perform the public policy role undertaken by The AA Motoring Trust in a manner consistent with acting as an independent spokesperson for the interests of motorists. The purchaser is today announcing that all existing AA employee pension rights will be fully safeguarded.

Completion of the disposal is conditional upon regulatory approvals and is anticipated to take place within three months. Upon completion of this transaction, Roger Wood will retire as a director of Centrica and step down as Managing Director of the AA.

Growing focus on developing a strategic energy assets portfolio

From its origins as a public company and following its subsequent demerger from the former British Gas plc in 1997, Centrica recognised the importance of

appropriate energy assets to underpin its supply model and the Morecambe Bay gas reserves have been key to this strategy.

Centrica's successful customer-focused strategy is founded on its belief that a bundled service proposition is key to cementing customer loyalty and to building customer lifetime value. This conviction is a result of the analysis of customer segmentation data and the accumulated experience of millions of customer interactions each year which is driving increasing levels of cross selling.

However, the ongoing reduction in indigenous UK Continental Shelf gas production, a growing shortage of gas in Europe, the increased importance of LNG, transportation and gas storage, along with a convergence of gas and power industries across the value chain, have led the Board to believe that Centrica's competitive strength should be further supported by energy assets that will ensure a competitive cost of goods in the long term.

This decision signals an acceleration of Centrica's ongoing investment in higher levels of vertical integration in both gas and power since 2000.

For example in the UK, successive power station acquisitions have underpinned the Group's growth in electricity supply. These power station assets, totalling some 2.9GW of generation capacity today, were acquired at favourable prices. This portfolio is key to the Group's ability to price appropriately in the face of strong competition from more vertically integrated businesses.

In February of this year, Centrica highlighted its plans to invest more heavily in strategic energy assets over the next three to five years. In addition to some £1.5 billion of maintenance capex requirements, Centrica stated that it planned to invest a total of approximately £2 billion in upstream assets. Specifically, the areas targeted for this investment were:

- Upstream UK gas assets (£600 million)
- UK power projects (£250 million)
- Gas and power assets in the United States (£400 million); and
- Renewable energy projects (£750 million)

Since then, a number of energy asset investments have been successfully completed and announced, including the acquisition of a 33 per cent interest in the Statfjord field on the Norwegian continental shelf for £46.4 million and the signing of an option to buy a company with the rights to develop a new 1,000MW CCGT power plant in Devon.

In addition, a power plant in Texas was acquired for £80 million together with the Quintana gas reserves. More recently the acquisition of the 652MW Killingholme Power station for £142 million was announced.

Given Centrica's proven skill in securing energy assets in the UK and in North America, the Board believes that an extended investment programme will

ensure competitive cost of energy and will continue to leave the Group competitively placed in its energy supply markets of the UK, Europe and North America.

Building a premium brand and unique service proposition

In the UK, through British Gas, Centrica's unique focus is on meeting its customers' needs by offering a range of value for money home essentials. In this market, the Group believes that, through its scale and by supporting a large customer base with tailored systems, it can optimise its cost to serve position. These principles have underscored much of the group's activity and focus in this area over the past five years. For example, operating cost efficiencies will account for almost 100% of the benefits of the British Gas transformation programme in 2005 and around 90% in 2008.

Enhancing the core energy offer with essential home services will continue to be a key feature of Centrica's strategy. Over the four years to 2003, there has been significant growth in British Gas' home services business, with product relationships, including telecoms offerings, rising by 92 per cent to 7.3 million and products per customer rising 26 per cent from 1.28 to 1.62. In Ontario, Centrica's Direct Energy business has an average of 1.5 products per customer.

Centrica believes that increasing customer demand for home services will be a key driver of top line growth in its business and is already investing some £100 million in both its systems and people over the next two years to serve that expected growth.

The Group's telecommunications offer remains a key component of its bundled services proposition to cement customer loyalty by substantially reducing the churn of standard dual fuel customers.

Return of capital to shareholders and proposed share consolidation

Although Centrica's investment plans over the next three to five years have now increased in scale, the Board believes that the strength of Centrica's cashflow and balance sheet enable the disposal of the AA to be accompanied by a return of capital to shareholders. Mindful of the value created from the disposal of the AA, which is expected to generate an exceptional post tax profit of approximately £700 million for the Group in the current year, Centrica plans to return up to £1.5 billion to shareholders following completion. £1 billion of this sum, equivalent to approximately 23p per share, will be returned through a proposed special dividend and accompanying share consolidation, (to allow comparability of the company's share price and dividend per share before and after the payment of the special dividend), subject to shareholders' approval at an Extraordinary General Meeting.

The proposed special dividend is equivalent to approximately 10 per cent of the market capitalisation of the company (as at 30 June 2004) and the effect

of the share consolidation would be to reduce the number of ordinary shares in issue by the appropriate percentage, by reference to the market capitalisation immediately following completion.

It is planned that the balance of the proposed return of capital to shareholders of £500 million will be executed, subject to obtaining usual shareholder authorities at the next Annual General Meeting, through a programme of ordinary share repurchases over the 12 months following completion.

Centrica remains committed to retaining a single 'A' credit rating whilst improving balance sheet efficiency. Beyond its current commitment to return value to shareholders, the Board will continue to assess the funding needs of the business and to the extent that there is surplus capital, it will keep under review the opportunity for further returns of capital to create value for shareholders.

On a standalone basis, the disposal of the AA would have been expected to be dilutive to the Group's earnings in the absence of significant re-investment assumptions. The repurchase of ordinary shares for cancellation, however, is expected to more than offset the dilution to group earnings per share in 2005 and beyond that would otherwise have taken effect.

A circular will be sent to shareholders shortly after completion of the AA disposal, convening an Extraordinary General Meeting to approve the share consolidation accompanying the proposed special dividend.

Dividend Payout Ratio

In light of the Board's confidence in the future of the business it has decided to accelerate the delivery of an enhanced ordinary dividend pay-out ratio. The group now intends to lift its pay-out ratio to 40 per cent in 2004 and to 50 per cent in 2005.

Cazenove & Co. Ltd were financial advisers to Centrica on the disposal of the AA.